CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated August 26, 2010, relating to the financial statements and financial highlights of BlackRock AMT-Free Municipal Bond Portfolio, a series of BlackRock Funds II, appearing in the Annual Report on Form N-CSR of BlackRock Funds II for the year ended June 30, 2010, and to the references to us under the headings “Other Service Providers—Independent Registered Public Accounting Firm” and “Form of Agreement and Plan of Reorganization—Representations of the Target Company, on behalf of the Target Fund” in the Combined Prospectus/Proxy Statement, and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 31, 2011